Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net loss	$(311)	$(311)	$(1,099)	$(1,099)	$(2,584)	$(2,584)	$(393)	$(393)
Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,993	14,993	14,691	14,691	14,970	14,970	14,659	14,659
Less treasury shares	(1,519)	(1,519)	(1,545)	(1,545)	(1,519)	(1,519)	(1,545)	(1,545)
Effect of shares issuable under stock options and warrants based on the treasury stock method	—	126	—	—	—	235	—	216
	13,474	13,600	13,146	13,146	13,451	13,686	13,114	13,330
Net loss per share	$(0.02)	$(0.02)	$(0.08)	$(0.08)	$(0.19)	$(0.19)	$(0.03)	$(0.03)